AΒ*
3/9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response.......12.00	



09058940

SEC FILE NUMBER

8- 40213

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/08___ AND ENDING ___12/31/08___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: AG BD LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___245 Park Avenue – 26th Floor___
(No. and Street)

___New York___   ___New York___   ___10167___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   Joseph R. Wekselblatt   (212) 692-2296
                                                (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name — if individual, state last, first, middle name)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

SEC Mail Processing
Section

MAR – 2 2009

Washington, DC
110

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)   2A

OATH OR AFFIRMATION

I, Joseph R. Wekselblatt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __AG BD LLC__ as of __December 31, 2008__ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
JOSEPH R. WEKSELBLATT
CHIEF FINANCIAL OFFICER

Title

_____
Notary Public

GEORGE FINK
Notary Public, State of New York
No. 01F4987887
Qualified in Kings County
Commission Expires Oct. 21, 2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Notes to Financial Statements.
- ☒ (h) Computation of Net Capital.
- ☒ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (l) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A Copy of the SIPC Supplemental Report.
- ☐ (o) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
- ☒ (p) Independent Auditors' Report
- ☒ (q) Independent Auditors' Report on internal control required by SEC Rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

2B

AG BD LLC
Statement of Financial Condition
December 31, 2008

AG BD LLC
Index
December 31, 2008



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Managing Member of
AG BD LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of AG BD LLC (the "Company") at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

February 10, 2009

1

AG BD LLC
Statement of Financial Condition
December 31, 2008

Assets

Receivable from broker	$	2,254,734
Commissions receivable		25,120
Prepaid expenses		11,971
Total assets	$	2,291,825

Liabilities and Member's Capital

Payable to Managing Member	$	36,085
Accrued expenses and other liabilities		40,412
Total liabilities		76,497
Member's capital		2,215,328
Total liabilities and member's capital	$	2,291,825

The accompanying notes are an integral part of these financial statements.

AG BD LLC
Notes to the Financial Statements
Year Ended December 31, 2008

1. **Organization**

   AG BD LLC (the "Company"), a Delaware limited liability company, commenced operations on January 1, 2004. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company executes transactions for customers on a fully disclosed basis through a clearing broker and is responsible for customer non-performance with regard thereto. The Company is a wholly-owned subsidiary of Angelo, Gordon & Co., L.P. ("Managing Member"). The Managing Member is a Delaware limited partnership and is registered with the SEC as an investment advisor.

2. **Significant Accounting Policies**

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

   Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less when acquired. At December 31, 2008, the Company's cash and cash equivalents were held in the custody of its J.P. Morgan Clearing Corp.,("the Broker"), and are included in receivable from broker on the statement of financial condition.

   Since the Company is wholly owned by its Managing Member, it is considered a disregarded entity for tax purposes. The Company is not subject to tax at the entity-level. Since the Managing Member is treated as a partnership for tax purposes, no provision for income taxes has been made by the Company.

   The Company's financial statements as of December 31, 2007 disclosed that the Managing Member elected to defer the adoption of Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109* ("FIN 48") in accordance with FIN 48-2, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises ("FSP 48-2")*. FSP 48-2 allowed the Company to defer the adoption of FIN 48 until annual periods beginning after December 15, 2007. Based upon its analysis at that time, the Managing Member determined that the adoption of FIN 48 would not have had a material impact to the Company's financial statements.

   On December 30, 2008, the FASB issued FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises ("FSP 48-3")*, which once again deferred the effective date of FIN 48. Under FSP 48-3, in the absence of early adoption, FIN 48 will become effective for the Company at December 31, 2009. The Managing Member has elected to take advantage of this deferral and will continue to accrue for liabilities relating to uncertain tax positions only when such liabilities are probable and reasonably estimable. Based on its continued analysis, the Managing Member has determined that the adoption of FIN 48 will not have a material impact on the Managing Member's financial statements. However, the Managing Member's conclusions regarding FIN 48 may be subject to review and adjustment at a later date based on ongoing analyses of tax laws, regulations and interpretations thereof and other factors.

FIN 48 requires the Managing Member to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement which could result in the Company recording a tax liability that would reduce member's capital. FIN 48 must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to the beginning balance of member's capital upon adoption.

3.   Receivable from Broker

Receivable from broker represents monies on deposit with the Broker. The Company is subject to credit risk should the Broker be unable to pay the balances. Interest is earned on credit balances maintained at the Broker.

4.   Net Capital Requirement

As a registered broker-dealer and member of the FINRA, the Company is subject to the Uniform Net Capital Rule (the "Rule") adopted and administered by the SEC. The Company has elected to compute its net capital under the alternative method of the Rule, which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers (Rule 15c3-3). At December 31, 2008, the Company had net capital of $2,203,357 which exceeded the minimum requirement of $250,000 by $1,953,357.

5.   Related Party Transactions

In accordance with an Expense Agreement ("the Agreement"), dated January 1, 2004 between the Company and the Managing Member, the Managing Member does not fully allocate certain overhead expenses paid on behalf of the Company. In accordance with the Expense Agreement, the Company pays for floor brokerage fees, audit, legal fees, and other expenses directly related to its securities transactions, which may be advanced by, and reimbursed to, the Managing Member. As of December 31, 2008, the payable to Managing Member of $36,085 represents floor brokerage fees paid or incurred on behalf of the Company by the Managing Member.

6.   Commitments and Contingencies

The Company clears all of its securities transactions through the Broker on a fully disclosed basis. Under certain circumstances, pursuant to the terms of the agreements between the Company and the Broker, the Broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all applicable trades executed through the Broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2008 and during the year then ended, the Company had no liability and made no payments to the Broker related to these guarantees. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the Broker and all counterparties with which it conducts business.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.